

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Wei-Rur Chen
Colorstars Group
10F, No. 566 Jung Jeng Rd.
Sindian City, Taipei County 231
Taiwan, R.O.C.

>   **Re: Colorstars Group**
>   **Registration Statement on Form 10-12G**
>   **Filed September 3, 2010**
>   **File No. 000-54107**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, unless it is withdrawn prior to effectiveness. Once your registration statement becomes effective, you are responsible for filing annual, quarterly and other reports required by Section 13 of the Exchange Act. You are required to file these reports even if we continue to review and comment upon your registration statement.

2.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements please provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

- If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations. Do not identify the people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to US GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

- If you do not identify an audit committee financial expert in your filing, please describe the extent of the audit committee's US GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of US GAAP and internal control over financial reporting.

3. Update to include interim financial statements and management's discussion and analysis of operations and financial condition for the period ended June 30, 2010 in accordance with the requirements of Rule 8-02 of Regulation S-X.

Description of Business, page 4

4. Please include your website address.

Manufacturers, page 8

5. Please provide more information about the substantial investments you make in manufacturing vendors. Discuss the extent to which you rely on affiliated parties, such as Fin-Core and Jun Yee, for the manufacture of your products. Identify any material manufacturers and describe the terms of your relationships.

Distributors and Suppliers, page 8

6. Please provide more information regarding the extent to which you rely on a single distributor or a small number of distributors in any of your material markets.

Strategy, page 9

7.   Please explain why you believe your recent acquisitions of interests in Fin-Core
        and Jun Yee will help with your expansion into the US.

Intellectual Property, page 10

8.   We note that you have been issued patents for the technology in the TriStar series
        of lamps. Disclose what percentage of your revenue is generated by sales of the
        TriStar series. Also disclose whether you have applied for or been issued any
        patents covering the technology in the Bobby series of lamps. Disclose what
        percentage of your revenue is generated by sales of the Bobby series.

Reports to Security Holders, page 14

9.   Please note that the address of the SEC is 100 F Street, N.E., Washington, D.C.
        20549.

Risk Factors, page 14

We utilize contract manufacturers . . ., page 16

10.   Please provide quantitative information regarding the extent to which you rely on
        contract manufacturers. Also reconcile your disclosure here regarding the
        manufacture of your products throughout the world with your disclosure on page
        8 indicating that all manufacturing vendors are located in Taiwan.

There is only a limited public market for our shares . . ., page 17

11.   Disclosure elsewhere indicates that there is no public market for your shares.
        Revise this risk factor to clarify this fact and to remove any implication that there
        is any trading market for your stock.

Financial Information, page 19

12.   Include a discussion of management's reasons for voluntarily registering the
        Company's securities pursuant to the Securities Exchange Act of 1934 and
        becoming a public company.

Liquidity and Capital Resources, page 19

13.   Please include disclosure describing the terms of your outstanding financing
        arrangements, whether written or unwritten. For example, we note that you have
        outstanding short-term and long-term bank loans as well as a short-term loan from

Mr. Min-Jun Dong. File all material agreements with respect to this financing as exhibits to your Form 10.

14.   It appears that there were some significant changes in the levels of certain current assets and liabilities during 2009 that would have significantly impacted cash generation. For example, we note very significant increases in accounts receivable, inventories and accounts payable. Please explain the underlying reasons for these large increases and any other material working capital changes and how these variations impacted cash flows.

Results of Operations, page 20

Comparison of Fiscal Year Ended December 31, 2009 to Fiscal Year Ended December 31, 2008, page 20

15.   Please provide more detailed information, including quantitative information to the extent practicable, regarding the sources of your revenues and the drivers of revenue growth in 2009. For example, quantify the amounts of revenues derived from the Jun Yee acquisition and other acquired entities and disclose how these entities generated such revenues. Also discuss how you were able to achieve very significant revenue growth in Asia. Finally, discuss what the "Others" regions revenue represents and how you began to generate this revenue in 2009.

16.   You state that cost of goods sold increased as a result of an increase in overall sales of goods, however, cost of goods sold also increased as a percentage of net sales. In light of your decrease in net income/increase in net losses despite your increasing net sales, please provide in MD&A a detailed analysis to explain to readers the changes in cost of goods sold and operating expenses as a percentage of revenue.

17.   Further, in your liquidity discussion on page 19, you state that you expect to benefit from economies of scale such that as units of sales increase, your cost of production per unit should decrease. Please expand your disclosure to explain, in detail, why your financial results for recent periods do not appear to support this.

18.   Please explain the difference between the net sales amount disclosed for 2008 on page 20 ($2,170,106) and the total sales revenues for 2008 in the table on the top of page 21 ($1,921,426).

Contractual Obligations, page 21

19.   We note that "Notes Payable" represents all money owed to various suppliers and is paid at the end of the year. Please explain why you do not have to pay any of these obligations to suppliers until the end of the year.

Properties, page 22

20.   Your disclosure here regarding the terms of your principal office lease appears
        inconsistent with the disclosure regarding this lease in Item 7. Please revise or
        explain.

Directors and Executive Officers, page 24

21.   We note that you do not have a full-time chief financial officer . Please include
        risk factor disclosure highlighting this fact and how it will affect your ability to
        comply with your reporting obligations pursuant to U.S. federal securities laws.

Executive Compensation, page 25

22.   Please file the employment agreement with Mr. Chen as an exhibit to your Form
        10.

23.   Please update the form of your Summary Compensation Table so that it complies
        with Item 402 of Regulation S-K.

Certain Relationships and Related Party Transactions, and Director Independence, page
26

24.   It does not appear that you have provided the disclosure required by Item 404(d)
        of Regulation S-K with respect to all related party transactions. For example, we
        note that your balance sheet discloses amounts due to stockholder/related party at
        the end of 2009 and 2008 and your cash flow statement indicates that amounts
        were repaid to stockholders during 2009 and 2008. Note 15 to your financial
        statements also discloses numerous other related party transactions. Please
        provide all disclosure required by Item 404(d) or explain to us why disclosure is
        not necessary. Also file all material related party agreements as exhibits to the
        Form 10.

25.   Please disclose how you determined that the purchase price for Mr. Chen's
        Anteya shares was based on the prevailing share price considering that Anteya is
        a private company.

26.   We note from your disclosure in Note 8 of your financial statements that 30,000
        shares of Anteya were purchased from Mr.Wei-Rur Chen's spouse. Please
        disclose this related party transaction, or advise us.

27.   Please discuss how you valued the purchased shares in the Fin-Core Inc. and Jun
        Yee Industrial Co. Ltd. acquisitions.

Recent Sales of Unregistered Securities, page 28

28.   Your disclosure in this section indicates that you raised approximately $2.7 million through stock sales from May 13, 2009 to May 15, 2009. Please explain why this amount is not consistent with the proceeds from issuances of common stock during 2008 and 2009 that are included in your cash flow statement. Also discuss material financing activities and their impact on cash flows in your MD&A.

Financial Statements

Note 8 – Long term investment

29.   We note that the company acquired 174,000 shares of Anteya Technology Corp from related parties at approximately $1.97 per share. Please tell us and disclose the amount paid for the remainder of the 522,000 shares purchased during the year ended December 31, 2008. Further, please explain the significant difference in value attributed to the 478,000 shares purchased in 2009 at approximately $0.87 per share.

30.   You state here that the company adopted the equity method of accounting with respect to your invesment in Anteya Technology Corp as of December 31, 2009, but in Note 6 of your financial statements for the period ended March 31, 2010 you state that it was as of March 31, 2010. It appears that you acquired a 20% interest in the company as of either May or July of 2009. Please fully disclose your accounting policies for your investment in Anteya Technology Corp and clarify the point at which you began accounting for the investment using the equity method. Also explain the differences in "at cost" amounts reported in your tables at December 31, 2009 and March 31, 2010, as well as why you are reporting cumulative unrealized gains/(losses) on an equity method investment and why this equity method investment is presented within Fair Value Measurements in Note 7.

Note 13 – Acquisition of Fin-Core Inc. ("Fin-Core")

Note 14 – Business Acquisitions of Jun Yee Industrial Co., Ltd ("Jun Yee")

31.   It appears that some of your acquisitions may be significant individually, or in the aggregate. Please provide disclosures required by Rule 8-04 of Regulation S-X, as applicable.

32.   In your disclosure describing pro forma consolidated results, you appear to state that at the time your financial statements were prepared, the company was still working to complete the valuation of the assets and liabilities acquired in your acquisition. Please refer to ASC 805-10-25. As the measurement period for this

acquisition has recently concluded, please tell us and update your financial statements to disclose whether any adjustment has been made to your purchase price allocation.

Exhibit Index

33.   Please file the acquisition agreements with respect to Fin-Core and Jun Yee as exhibits to the Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director